424B4 1 d565367d424b4.htm FINAL PROSPECTUS

Table of Contents

Filed Pursuant to Rule 424(B)(4)
Registration Nos. 333-190052
333-190052-01

**28,250,000 Shares**



# Extended Stay America, Inc.
# ESH Hospitality, Inc.

This is our initial public offering. We are offering 28,250,000 shares of paired common stock, each comprised of one share of common stock of Extended Stay America, Inc. and one share of Class B common stock of ESH Hospitality, Inc., which are attached and trade together. We refer to these paired shares collectively in this prospectus as the "Shares."

ESH Hospitality, Inc. has elected and intends to continue to qualify to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes. The Shares offered by this prospectus are subject to restrictions on ownership and transfer that are intended to, among other purposes, assist us in qualifying for and maintaining ESH Hospitality, Inc.'s qualification as a REIT. The charters of Extended Stay America, Inc. and ESH Hospitality, Inc. will generally limit ownership (actual or constructive) to no more than 9.8% of the outstanding shares of any class or series of capital stock. The 245,116,667 shares of ESH REIT's Class A common stock held entirely by the Company, which includes shares the Company will purchase from ESH REIT with a majority of the net proceeds it will receive from this offering, are excluded from the ownership restrictions. See "Description of Our Capital Stock—Limits on Ownership of Stock and Restrictions on Transfer."

Prior to this offering, there has been no public market for the Shares. The initial public offering price will be $20.00 per Share. The Shares have been approved for listing on the New York Stock Exchange under the symbol "STAY."

Investing in the Shares involves a high degree of risk. See "Risk Factors" beginning on page 24 of this prospectus to read about the factors you should consider before buying the Shares.

| | Per Share | Total |
|---|---|---|
| Initial public offering price | $ 20.00 | $ 565,000,000 |
| Underwriting discount(1) | $ 1.20 | $ 33,900,000 |
| Proceeds, before expenses, to us | $ 18.80 | $ 531,100,000 |

(1)     See "Underwriting (Conflicts of Interest)" for a detailed description of compensation payable to the underwriters.

The underwriters have the option to purchase up to an additional 4,237,500 Shares from us at the initial public offering price less the underwriting discount within 30 days from the date of this prospectus solely to cover over-allotments, if any.

**Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.**

The underwriters expect to deliver the Shares against payment in New York, New York on November 18, 2013.

**Deutsche Bank Securities**          **Goldman, Sachs & Co.**          **J.P. Morgan**

**Citigroup**          **BofA Merrill Lynch**          **Barclays**          **Morgan Stanley**          **Macquarie Capital**

**Blackstone Capital Markets**          **Baird**          **Houlihan Lokey**          **Stifel**

**Prospectus dated November 12, 2013.**